EXHIBIT 4.1

PREMIER ALLIANCE GROUP, INC.

2008 STOCK INCENTIVE PLAN
Amendment

The Plan was amended upon its approval by the Company’s majority shareholders on August 13, 2014 to increase the shares of Common Stock available for issuance under the plan to 20,000,000.  The Shares Subject to the Plan in the 2008 Stock Incentive Plan is replaced as follows:

Shares Subject to the Plan

Subject to adjustment as provided in Section 7, an aggregate of 20,000,000 shares of Common Stock shall be available for issuance under the Plan.  The shares of Common Stock deliverable upon the exercise of Options may be made available from authorized but unissued Shares or Shares reacquired by the Company, including Shares purchased in the open market or in private transactions.  If any shares of Common Stock that have been optioned cease to be subject to a Stock Option for any reason, or if any shares of Common Stock that are subject to any Restricted Stock award are forfeited or any such award otherwise terminates without the issuance of such shares, such shares shall again be available for distribution under the Plan.